BRITISH COLUMBIA | BC Registry Services

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard Street
Victoria BC
1 877 526-1526

Cover Sheet

BITX FINANCIAL CORP.

Confirmation of Service

Form Filed:	Notice of Alteration
Date and Time of Filing:	February 9, 2015 11:24 AM Pacific Time
Alteration Effective Date:	The alteration is to take effect at the time that this application is filed with the Registrar.
Name of Company:	BITX FINANCIAL CORP.
Incorporation Number:	**BC0619991**

This package contains:

- Certified Copy of the Notice of Articles
- Certificate of Name Change

Check your documents carefully to ensure there are no errors or omissions. If errors or omissions are discovered, please contact the Corporate Registry for instructions on how to correct the errors or omissions.

BRITISH COLUMBIA
BC Registry Services

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard Street
Victoria BC
1 877 526-1526

CERTIFIED COPY
Of a Document filed with the Province of
British Columbia Registrar of Companies

CAROL PREST

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: February 9, 2015 11:24 AM Pacific Time

Incorporation Number: **BC0619991**

Recognition Date: Incorporated on December 28, 2000

NOTICE OF ARTICLES

Name of Company:

BITX FINANCIAL CORP.

REGISTERED OFFICE INFORMATION

Mailing Address:
300 - 838 WEST HASTINGS STREET
VANCOUVER BC V6C 0A6
CANADA

Delivery Address:
300 - 838 WEST HASTINGS STREET
VANCOUVER BC V6C 0A6
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
300 - 838 WEST HASTINGS STREET
VANCOUVER BC V6C 0A6
CANADA

Delivery Address:
300 - 838 WEST HASTINGS STREET
VANCOUVER BC V6C 0A6
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
MOYNES, BRADLEY JAMES

Mailing Address:	**Delivery Address:**
505 - 189 NATIONAL AVENUE VANCOUVER BC V6A 4L8 CANADA	505 - 189 NATIONAL AVENUE VANCOUVER BC V6A 4L8 CANADA

Last Name, First Name, Middle Name:
HENEY, PAUL E.

Mailing Address:	**Delivery Address:**
SUITE 700 - 36 LOMBARD ST. TORONTO ON M5C 2X3 CANADA	SUITE 700 - 36 LOMBARD ST. TORONTO ON M5C 2X3 CANADA

RESOLUTION DATES:

Date(s) of Resolution(s) or Court Order(s) attaching or altering Special Rights and Restrictions attached to a class or a series of shares:

March 24, 2006

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value With Special Rights or Restrictions attached

Number: BC0619991

CERTIFICATE
OF
CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that RAINCHIEF ENERGY INC. changed its name to BITX FINANCIAL CORP. on February 9, 2015 at 11:24 AM Pacific Time.

Issued under my hand at Victoria, British Columbia
On February 9, 2015

CAROL PREST
Registrar of Companies
Province of British Columbia
Canada

ELECTRONIC CERTIFICATE